UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 2, 2007

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2	
Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On August 2, 2007, EOG Resources, Inc. issued a press release announcing second quarter 2007 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated August 2, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 2, 2007   By: /s/ TIMOTHY K. DRIGGERS
                                                Timothy K. Driggers
                                                Vice President and Chief Financial Officer
                                                (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of EOG Resources, Inc. dated August 2, 2007

EXHIBIT 99.1



| EOG Resources, Inc. | P.O. Box 4362 | Houston, TX 77210-4362 |

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS SECOND QUARTER 2007 RESULTS, INCREASES FULL YEAR 2007 PRODUCTION GROWTH TARGET TO 11.5 PERCENT

- **High Rate Oil Wells Announced in North Dakota**
- **Improved Completions Reflected in Johnson County Well Results**
- **Plans to Divest Shallow Natural Gas Assets in Appalachia**

FOR IMMEDIATE RELEASE: Thursday, August 2, 2007

HOUSTON – EOG Resources, Inc. (EOG) today reported second quarter 2007 net income available to common of $306.1 million, or $1.24 per share. This compares to second quarter 2006 net income available to common of $329.6 million, or $1.34 per share.

The results for the second quarter 2007 included a previously disclosed $44.1 million ($28.4 million after tax, or $0.12 per share) net gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $18.6 million ($12.0 million after tax, or $0.05 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $289.7 million, or $1.17 per share. Adjusted non-GAAP net income available to common for the second quarter 2006 was $285.3 million, or $1.16 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

2007 Production Growth Target Increased

"Based on the increased momentum of our production growth, we are raising our full year 2007 total company growth target from 10 to 11.5 percent," said Mark G. Papa, Chairman and Chief Executive Officer. "One hundred percent of this growth is organic, which is significant for a company our size."

The increased 2007 production growth target is primarily driven by higher than anticipated United States crude oil and natural gas liquids (NGL) production for the second half of the year. Outstanding results from recent horizontal oil wells drilled in the North Dakota Bakken Play have boosted EOG's confidence in increasing oil production targets. In the western counties of the Fort Worth Basin Barnett Shale, recent wells have produced natural gas yielding stronger than anticipated NGL production.

Operational Highlights

EOG's natural gas production in the United States increased approximately 24 percent for the second quarter over the same period a year ago with particularly robust growth from the Fort Worth Basin Barnett Shale, East Texas, Rocky Mountain and Mid Continent areas.

In the Barnett Shale, EOG continues to make improvements in the application of well completion technology that has led to higher initial production rates and potentially higher recovery efficiencies, particularly in Johnson County. In East Texas, a new natural gas processing facility has provided additional capacity for EOG's natural gas production from the Branton Field where eight wells are producing approximately 14 million cubic feet per day (MMcfd), net.

Outside of the Barnett Shale, total production in the United States and Canada increased approximately 7 percent for the first six months of 2007 as compared to the same period a year ago, in part due to a 12 percent increase in United States crude oil and condensate production driven by drilling programs in North Dakota, Texas and Kansas. EOG is applying horizontal drilling technology to oil plays in both North Dakota and the Mid Continent. Currently operating a four-rig drilling program in the North Dakota Bakken, EOG plans to add an additional rig in the fourth quarter. In the Mid Continent area, recent success has set up several offset drilling locations for the second half of 2007.

While maintaining an active exploration effort in the pursuit of shale gas opportunities in Appalachia, EOG announced its intention to sell its shallow gas assets and associated 18 MMcfd of current natural gas production in the area. The sale is expected to close in either late 2007 or early 2008. Proceeds from the sale will be used to fund EOG's core portfolio and resource plays that have greater potential for production and reserve growth. Following the divestiture, EOG will continue to target an average of 9 percent total company production growth for 2008.

Well Highlights

North Dakota Bakken

- *Zacher 1-24H* – EOG has a 75 percent working interest in the Zacher 1-24H that was completed in June with a peak production rate of 1,774 barrels of oil per day (Bopd), gross.
- *Hoff 1-10H* – EOG has a 75 percent working interest in the Hoff 1-10H, which began flowing to sales in June at a peak rate of 2,034 Bopd, gross.
- *N&D 1-05H* – EOG holds a 67 percent working interest in the N&D 1-05H, which was completed in July at an initial peak production rate of 1,610 Bopd, gross.

Fort Worth Basin Barnett Shale – Johnson, Palo Pinto and Hood Counties

- *Hughes Unit #1H* – EOG completed the Hughes Unit #1H during the second quarter. The well, located in central Johnson County, flowed to sales at a peak production rate of 12 MMcfd, gross. EOG has an 86 percent working interest in the well.
- *Eagle Ford C Unit #4H and #5H* – Drilled in the eastern part of Johnson County, the two wells were completed in June with initial production rates of 6.7 and 7.7 MMcfd, respectively. EOG has a 100 percent working interest in both wells.
- *Maples Unit #1H, #2H and #3H* – EOG completed the three Maples Unit wells during July in eastern Johnson County. EOG has a 54 percent working interest in these three wells that began flowing to sales at initial production rates ranging from 5.8 to 9.9 MMcfd, gross.
- *McInroe A Unit #1H* – EOG has a 100 percent working interest in this western extension well in Palo Pinto County. The McInroe A Unit #1H, which tested at a rate of 2.6 MMcfd, will be connected to sales during the third quarter.
- *Mabery A and B Unit #1H* – Drilled in EOG's western extension acreage in Hood County, the wells began initial production in July at 1.8 and 2.1 MMcfd,

gross, respectively. EOG has a 78 percent working interest in both the Mabery A and B Unit #1H.

Mid Continent

- *Willis 23 #1* – EOG's second oil discovery from the St. Louis Formation in Kansas, the Willis 23 #1, began flowing to sales at a rate of 800 Bopd. EOG has a 100 percent working interest in the well.
- *Cooper 358 #1H* – A horizontal Cleveland well in the Texas Panhandle, the Cooper 358 #1H tested at 3.0 MMcfd and 700 Bopd. EOG has a 100 percent working interest in the well.

Conference Call Scheduled for August 3, 2007

EOG's second quarter 2007 conference call will be available via live audio webcast at 9 a.m. Central Daylight Time (10 a.m. Eastern Daylight Time) Friday, August 3, 2007. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Friday, August 17, 2007.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

- the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates, interest rates and financial market conditions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- changes in demand or prices for ammonia or methanol;
- the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;

- the ability to achieve production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reservoir performance;
- the availability and cost of drilling rigs, experienced drilling crews, tubular steel and other materials, equipment and services used in drilling and well completions;
- the availability, terms and timing of mineral licenses and leases and governmental and other permits and rights of way;
- access to surface locations for drilling and production facilities;
- the availability and capacity of gathering, processing and pipeline transportation facilities;
- the availability of compression uplift capacity;
- the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas;
- whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas;
- political developments around the world and the enactment of new government policies, legislation and regulations;
- acts of war and terrorism and responses to these acts; and
- weather, including weather-related delays in the installation of gathering and production facilities.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2006, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net Operating Revenues	$ 1,055.2	$ 919.1	$ 1,930.5	$ 2,003.6
Net Income Available to Common	$ 306.1	$ 329.6	$ 522.9	$ 754.4
Net Income Per Share Available to Common				
Basic	$ 1.26	$ 1.36	$ 2.15	$ 3.13
Diluted	$ 1.24	$ 1.34	$ 2.12	$ 3.07
Average Number of Common Shares				
Basic	243.2	241.6	243.0	241.4
Diluted	247.3	245.9	247.0	245.8

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net Operating Revenues				
Wellhead Natural Gas	$ 790,456	$ 642,969	$ 1,526,098	$ 1,432,030
Wellhead Crude Oil, Condensate and Natural Gas Liquids	218,696	185,036	393,560	369,754
Gains on Mark-to-Market Commodity Derivative Contracts	44,103	91,022	4,302	198,046
Other, Net	1,988	61	6,496	3,794
Total	1,055,243	919,088	1,930,456	2,003,624
Operating Expenses				
Lease and Well	123,188	87,287	227,513	174,771
Transportation Costs	41,591	25,913	79,339	54,009
Exploration Costs	41,216	35,313	67,600	74,705
Dry Hole Costs	11,816	14,668	28,626	25,394
Impairments	20,804	22,680	44,846	45,453
Depreciation, Depletion and Amortization	259,780	192,928	504,122	370,580
General and Administrative	47,183	38,607	91,062	74,898
Taxes Other Than Income	62,047	46,858	102,695	100,552
Total	607,625	464,254	1,145,803	920,362
Operating Income	447,618	454,834	784,653	1,083,262
Other Income, Net	29,069	21,844	34,993	36,400
Income Before Interest Expense and Income Taxes	476,687	476,678	819,646	1,119,662
Interest Expense, Net	10,818	12,384	18,456	25,537
Income Before Income Taxes	465,869	464,294	801,190	1,094,125
Income Tax Provision	158,816	132,877	276,470	336,001
Net Income	307,053	331,417	524,720	758,124
Preferred Stock Dividends	990	1,858	1,865	3,716
Net Income Available to Common	$ 306,063	$ 329,559	$ 522,855	$ 754,408

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd) [(A)]				
United States	960	776	938	767
Canada	232	225	227	227
United States & Canada	1,192	1,001	1,165	994
Trinidad	250	265	251	274
United Kingdom	22	25	26	30
Total	1,464	1,291	1,442	1,298
Average Natural Gas Prices ($/Mcf) [(B)]				
United States	$ 6.80	$ 6.33	$ 6.61	$ 7.04
Canada	6.70	6.28	6.57	7.08
United States & Canada Composite	6.78	6.32	6.60	7.04
Trinidad	2.04	2.18	2.42	2.31
United Kingdom	4.35	6.34	5.04	9.32
Composite	5.93	5.47	5.85	6.10
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	23.4	19.5	22.6	20.2
Canada	2.4	2.4	2.5	2.5
United States & Canada	25.8	21.9	25.1	22.7
Trinidad	4.0	4.8	4.2	5.2
United Kingdom	0.1	0.1	0.1	0.1
Total	29.9	26.8	29.4	28.0
Average Crude Oil and Condensate Prices ($/Bbl) [(B)]				
United States	$ 61.38	$ 67.69	$ 57.75	$ 63.70
Canada	60.08	62.62	55.88	57.12
United States & Canada Composite	61.26	67.06	57.56	62.92
Trinidad	75.16	67.47	67.32	64.45
United Kingdom	68.82	65.80	59.61	61.04
Composite	63.15	67.13	58.96	63.21
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	10.4	9.0	10.0	8.1
Canada	1.1	0.6	1.1	0.7
Total	11.5	9.6	11.1	8.8
Average Natural Gas Liquids Prices ($/Bbl) [(B)]				
United States	$ 45.35	$ 41.02	$ 41.40	$ 39.32
Canada	42.30	46.55	39.39	44.56
Composite	45.04	41.38	41.20	39.72
Natural Gas Equivalent Volumes (MMcfed) [(C)]				
United States	1,163	947	1,134	937
Canada	253	244	248	246
United States & Canada	1,416	1,191	1,382	1,183
Trinidad	274	293	276	305
United Kingdom	23	26	27	30
Total	1,713	1,510	1,685	1,518
Total Bcfe [(C)]	155.8	137.4	305.0	274.8

[(A)] Million cubic feet per day or thousand barrels per day, as applicable.

[(B)] Dollars per thousand cubic feet or per barrel, as applicable.

[(C)] Million cubic feet equivalent per day or billion cubic feet equivalent, as applicable; includes natural gas, crude oil, condensate and natural gas liquids. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil, condensate or natural gas liquids.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	June 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 58,534	$ 218,255
Accounts Receivable, Net	741,907	754,134
Inventories	116,300	113,591
Assets from Price Risk Management Activities	60,850	130,612
Income Taxes Receivable	39,671	94,311
Other	46,506	39,177
Total	1,063,768	1,350,080
Oil and Gas Properties (Successful Efforts Method)	15,890,787	13,893,851
Less: Accumulated Depreciation, Depletion and Amortization	(6,550,931)	(5,949,804)
Net Oil and Gas Properties	9,339,856	7,944,047
Other Assets	120,640	108,033
Total Assets	$ 10,524,264	$ 9,402,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 925,829	$ 896,572
Accrued Taxes Payable	101,372	130,984
Dividends Payable	22,052	14,718
Deferred Income Taxes	54,895	144,615
Other	54,384	68,123
Total	1,158,532	1,255,012
Long-Term Debt	883,842	733,442
Other Liabilities	328,121	300,907
Deferred Income Taxes	1,861,180	1,513,128
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, Cumulative, $1,000 Liquidation Preference Per Share, 53,260 Shares Outstanding at June 30, 2007 and December 31, 2006	52,951	52,887
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	162,594	129,986
Accumulated Other Comprehensive Income	328,918	176,704
Retained Earnings	5,640,660	5,151,034
Common Stock Held in Treasury, 4,655,082 Shares at June 30, 2007 and 5,724,959 Shares at December 31, 2006	(95,029)	(113,435)
Total Shareholders' Equity	6,292,589	5,599,671
Total Liabilities and Shareholders' Equity	$ 10,524,264	$ 9,402,160

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Six Months Ended June 30,	
	2007	2006
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 524,720	$ 758,124
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	504,122	370,580
Impairments	44,846	45,453
Stock-Based Compensation Expenses	29,542	19,618
Deferred Income Taxes	223,591	153,552
Other, Net	(4,912)	(7,485)
Dry Hole Costs	28,626	25,394
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(4,302)	(198,046)
Realized Gains	65,880	93,913
Other, Net	(3,951)	4,710
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	20,734	169,350
Inventories	(2,476)	(35,066)
Accounts Payable	14,651	(5,225)
Accrued Taxes Payable	26,191	(11,470)
Other Assets	(4,683)	28,160
Other Liabilities	(20,420)	(25,422)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(20,471)	(9,708)
Net Cash Provided by Operating Activities	1,421,688	1,376,432
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,748,483)	(1,189,927)
Proceeds from Sales of Assets	37,988	14,553
Changes in Components of Working Capital Associated with Investing Activities	20,412	9,742
Other, Net	(32,114)	(14,256)
Net Cash Used in Investing Activities	(1,722,197)	(1,179,888)
Financing Cash Flows		
Net Commercial Paper and Revolving Credit Facility Borrowings	180,400	10,000
Long-Term Debt Repayments	(30,000)	(102,550)
Dividends Paid	(38,370)	(27,712)
Excess Tax Benefits from Stock-Based Compensation Expenses	11,122	20,841
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	14,089	11,143
Other, Net	(194)	(214)
Net Cash Provided by (Used in) Financing Activities	137,047	(88,492)
Effect of Exchange Rate Changes on Cash	3,741	7,245
(Decrease) Increase in Cash and Cash Equivalents	(159,721)	115,297
Cash and Cash Equivalents at Beginning of Period	218,255	643,811
Cash and Cash Equivalents at End of Period	$ 58,534	$ 759,108

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and six-month periods ended June 30 reported Net Income Available to Common to reflect actual cash realized from oil and gas hedges by eliminating the unrealized mark-to-market gains from these transactions, to add the one-time tax expense related to Texas (US) franchise tax law revision in the second quarter of 2006 and to eliminate tax benefits related to the Alberta (Canada) provincial tax rate reduction and Canadian federal tax rate reduction in the second quarter of 2006. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Reported Net Income Available to Common (GAAP)	$ 306,063	$ 329,559	$ 522,855	$ 754,408
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(44,103)	(91,022)	(4,302)	(198,046)
Realized Gains	18,613	63,859	65,880	93,913
Subtotal	(25,490)	(27,163)	61,578	(104,133)
After Tax MTM Impact	(16,403)	(17,479)	39,625	(67,010)
Add: Tax Expense Related to Texas (US) Franchise Tax Law Revision	-	5,221	-	5,221
Less: Tax Benefit Related to Alberta (Canada) Provincial Tax Rate Reduction	-	(13,449)	-	(13,449)
Less: Tax Benefit Related to Canadian Federal Tax Rate Reduction	-	(18,593)	-	(18,593)
Adjusted Net Income Available to Common (Non-GAAP)	$ 289,660	$ 285,259	$ 562,480	$ 660,577
Adjusted Net Income Per Share Available to Common (Non-GAAP)				
Basic	$ 1.19	$ 1.18	$ 2.31	$ 2.74
Diluted	$ 1.17	$ 1.16	$ 2.28	$ 2.69
Average Number of Common Shares				
Basic	243,227	241,613	242,976	241,370
Diluted	247,261	245,887	247,009	245,827

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and six-month periods ended June 30 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital, Other Assets and Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net Cash Provided by Operating Activities (GAAP)	$ 723,208	$ 589,665	$ 1,421,688	$ 1,376,432
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	38,230	32,995	61,574	70,660
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	2,201	(34,200)	(20,734)	(169,350)
Inventories	(6,368)	21,696	2,476	35,066
Accounts Payable	8,780	(4,310)	(14,651)	5,225
Accrued Taxes Payable	(24,224)	40,768	(26,191)	11,470
Other Assets	1,060	(20,775)	4,683	(28,160)
Other Liabilities	6,064	20,376	20,420	25,422
Changes in Components of Working Capital Associated				
with Investing and Financing Activities	(12,223)	(23,479)	20,471	9,708
Preferred Stock Dividends	(990)	(1,858)	(1,865)	(3,716)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 735,738	$ 620,878	$ 1,467,871	$ 1,332,757